SELIGMAN TARGETHORIZON ETF PORTFOLIOS, INC.

N-SAR EXHIBIT 77D

Effective Aug. 1, 2009, each Fund may write covered call options on up to 75% of the value of Underlying ETFs that invest in equity securities (e.g., Underlying ETFs that track the S&P 500) as held in that Fund's portfolio. It is currently anticipated that, under normal market conditions, Funds that are more than 11 years from their respective target date year will not write covered call options. However, in abnormal market conditions (as perceived by the Manager), each such Fund may write covered call options on up to 25% of the value of the Underlying ETFs in its portfolio that invest in equity securities. Each Fund may buy call options in connection with closing out any call options that the Fund has written.

By purchasing protective put options as part of the Risk Management Overlay, the Funds are protected from a decline in the market price of an Underlying ETF below the put's strike price, in exchange for paying a premium to the option writer. Each Fund may purchase put options on up to 100% of the value of Underlying ETFs in its portfolio that invest in equity securities (e.g., Underlying ETFs that track the S&P 500).